Rebecca G. DiStefano
Tel +1.954.768.8221
distefanor@gtlaw.com

March 19, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:  Ada D. Sarmento
     Mary Beth Breslin

Re:	Flora Growth Corp. Amendment No. 1 to Registration Statement on Form F-1 Filed March 3, 2021 Amendment No. 2 to Registration Statement on Form F-1 Filed March 11, 2021 File No. 333-252996

Dear Ms. Sarmento and Ms. Breslin:
On behalf of our client Flora Growth Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated March 18, 2021 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form F-1 filed March 3, 2021 (“Amendment No. 1”) and Amendment No. 2 to Registration Statement on Form F-1 filed March 11, 2021 (“Amendment No. 2”, and together with Amendment No. 1, the “Registration Statement”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type.
In connection with such responses, we have filed with the Commission on the date hereof, electronically via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.
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GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
March 19, 2021

Amendment No. 1 to Registration Statement on Form F-1
Selling Shareholders, page 134
1.	Please revise to disclose how the selling shareholders acquired the common shares being registered for resale.
Response:  The Company respectfully acknowledges this comment and has revised its disclosure to state that each selling shareholder listed in the table has acquired his or her respective Common Shares being registered for resale pursuant to the Company’s Regulation A, Tier 2 Offering qualified by the Commission on December 12, 2019.

Amendment No. 2 to Registration Statement on Form F-1
Item 8. Exhibits, page 145
2.	Please have counsel revise the legality opinion to opine as to whether the common shares being registered for resale are validly issued, fully paid and non-assessable.
Response:  The Company respectfully acknowledges this comment. Legal counsel has revised the legality opinion to opine that the common shares being registered are validly issued, fully paid and non-assessable.

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Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
March 19, 2021

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.
Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Rebecca G. DiStefano
     Rebecca G. DiStefano

Enclosures
cc:	Luis Merchan, Chief Executive Officer